CORPORATE LEGAL

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date

ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-14642)	September 9, 2011

Dear Mr. Riedler,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the August 25, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Patrick Flynn, which also makes reference to certain of your comments contained within your letter of July 27, 2011, relating to the Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

We appreciate the Staff’s careful review of our 2010 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings. We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Amstelveenseweg 500, Amsterdam T +31 20 541 87 02 F +31 20 541 87 23 E jan-willem.vink@ing.com	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

BANKING

Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Jan-Willem Vink

cc:	Michael Rosenthall
Jennifer Riegel
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

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General

1.	We have reviewed your response to prior comment 1 and we are re-issuing our comment. Despite the fact that the Restructuring Plan may not literally be referred to as a contract, we believe that, in substance, the plan shares the attributes of a contract as contemplated by Item 4 of the Instructions as to Exhibits of Form 20-F. For example, we note that you are required to undertake certain restructuring actions described in the plan, which is an obligation, in exchange for the aid provided to you. Please promptly file a copy of the restructuring plan, including any amendments thereto, and confirm that you will incorporate by reference the restructuring plan into your next Form 20-F. Please note that you may request confidential treatment for any portions of the restructuring plan that you believe are not material to investors, but that may cause you competitive harm if disclosed. Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance’s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

R :	The Company notes the Staff’s position and, without commenting on the Staff’s characterization of the Restructuring Plan as a “contract”, agrees to file a redacted version of the Restructuring Plan as part of a future 6-K filing.

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